Mail Stop 3561

October 22, 2009

Bruce Dugan
Chief Executive Officer
Inicia Incorporated
360 East 55th Street, Suite 13G
New York, NY 10022

> **Re: Re: Inicia Incorporated**
> **Form 1-A Amendment No. 7**
> **Filed on September 28, 2009**
> **File No. 24-10228**

Dear Mr. Dugan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note your response to comment two of our letter dated September 10, 2009, and we reissue it in part. Your response indicates that New Century and Keystone received a promissory note for $100,000 in exchange for the cancellation of its preferred stock. We note, however, that Exhibits 15(d)-(g) do not appear to identify the rescission of preferred in connection with the issuance of a $100,000 note or the other terms identified in your response. Similarly, it is unclear why you have not filed the promissory note. Please file the note and any agreements relating to this transaction, or advise.

2.   Also, we note that Exhibit 15(g) references $60,000 of indebtedness being pledged, not $100,000. Please reconcile this discrepancy and disclose the material terms of the indebtedness and security agreement in the appropriate places in the Offering Circular.

3.   Please describe your obligations toward Keystone and New Century should this offering fail to repay more than a nominal amount of the $100,000 indebtedness. We note your disclosure on page 34 that only a pro-rata portion of the offering will be used to repay these notes. Similarly, please describe Keystone's and New Century's rights should you be unable to repay the notes in full. It is unclear if the inability to repay more than a nominal amount would involve a change of control. If a change of control could occur, please consider adding a risk factor.

Part I – Notifications, page 2

Item 1. Significant Parties, page 2

4.   We note your response to comment three of our letter dated September 10, 2009 where you indicate that Mr. Sayid is counsel in connection with the offering but that Mr. Krome is not. However, we note the legal opinion, Exhibit 11, where Mr. Krome indicates that he is issuing his opinion as counsel for Inicia "in connection with the registration under the Securities Act." Please revise accordingly.

Item 4. Jurisdictions in Which Securities are to be Offered, page 4

5.   We note you removed your prior language that you intend to file a registration statement with New York. Please revise this section to include your filing obligations under New York securities laws, or advise. Also, please advise us of the status of any such registration.

Part II – Offering Circular, page 6

Risk Factors, page 8

6.   We note your response to comment 10 of our letter dated September 10, 2009. Please revise the third risk factor on page 11 and pages 14-15 to clearly describe recently generated revenues for sales of your products and services as identified in your business description. We note that the aggregate sales attributed to i2 Media Lab and i2 Interactive Media on pages 11, 14 and elsewhere equal $121,000, which is significantly higher than the $9,230 total income reported for 2009 and $23,890 reported for 2008. It appears that other revenues not related to your existing business should be deleted, or, if you retain any such quantified

disclosure, you should clearly describe the extent to which, and explain why, any such quantified revenues relate to your products and business.

7.   In this regard, it is unclear if the $121,000 of revenues relate to the products and services you describe in the business description. We note the statement on page 59 that certain revenues relate to "third party programming" and that "the Company does not currently have any products in the marketplace." Please revise accordingly.

8.   We note your response to comment 12 of our letter dated September 10, 2009, and we reissue it. Projected fees, revenues and other figures, to the extent you retain such specific quantified disclosure, should be accompanied by statements clarifying the bases for and limitations of the estimate, including, for example, that your limited operating history may make it difficult for you to obtain the estimated pricing, revenues, etc.

9.   In this regard, the reference in several places to the assumed realization of a minimum of $36,000 in this offering, without further explanation, does not provide a reasonable basis for the estimated fees and other amounts you disclose. For example, it is unclear what percentage of the $36,000 would be available for development after paying off the $100,000 note and other indebtedness, overhead, costs of this offering, etc. It is also unclear why you assume $36,000 here but your milestones disclosure on page 31 assumes receipt of "no less than 15%" of the total, which would be significantly more than $36,000. Please revise accordingly.

10.   Also with respect to prior comment 12, it is unclear how the ability to use some of the offering proceeds provides a basis for, as a non-exclusive example, an estimated "one time set up fee of approximately $5-$7,000 and a monthly subscription fee of $1,200 - $1,500." As another non-exclusive example of projections that do not include a description of bases and limitations, it is unclear how a competitor's existing retail price provides a reasonable basis for the "estimated $19.99 and $14.99" that you believe you will be able to charge for a product that you have not developed. Please revise throughout.

11.   We note your response to prior comment 13 and reissue it. The table, without the 24% and 50% levels, and order of priority are still unclear. Please substantially revise the Use of Proceeds and Milestones sections to reconcile them and clearly explain how proceeds will be allocated assuming a small amount of proceeds, for example the $36,000 and 15% levels used elsewhere. As a non-exclusive example of unclear disclosure, you disclose on page 15 that 26% of the offering proceeds will be used to fund your Software and Website Development Division's initiatives, but only 20% of the total offering proceeds are currently allocated for product development. Also, please revise this section to clarify how the many

initiatives and projects mentioned in your Business section can be funded with only $112,000 in offering proceeds and limited current operations and cash flows.

12.   We note your response to comment 14 of our letter dated September 10, 2009, and we reissue it. Please revise the Event or Milestone table on page 30 to include the costs to achieve each milestone and whether the funding will come from offering proceeds. Each milestone that requires offering proceeds should include the specific amount needed.

13.   We note your response to comment 18 of our letter dated September 10, 2009, and we reissue it in part. Please revise to identify the leaseholder and clarify that the issuer paid this leaseholder directly, as opposed to reimbursing Mr. Dugan. Also, it is unclear why the shared office space with Mr. Dugan is not described under Question 39(b). Please revise or advise.

Offering Price Factors, page 31

14.   We note your response to comment 20 of our letter dated September 10, 2009, and we reissue it. We note your discussion under Question 7(a) relies on projected future business performance. Similarly, the discussion of past performance relies on revenues and non-financial figures. If you rely on past performance, please balance your discussion to include your past expenses and profits. It is unclear if the difference in your offering price and net book value is based on an arbitrary valuation by your management of your speculative future performance. Please revise accordingly.

Use of Proceeds, page 33

15.   Please revise your discussion under Question 9(b) to clearly indicate the amount of debt and general overhead expenses that will be expended before any proceeds will be used for product development.

16.   We note your response to comment 23 of our letter dated September 10, 2009, and we reissue it in part. Please revise to clarify the use of proceeds from indebtedness owed to Mr. Delfino and Ms. Bitar.

Capitalization, page 34

17.   We note your response to comment 25 of our letter dated September 10, 2009, and we reissue it. Your Capitalization Table notes that there is only one class of preferred stock as of March 31, 2009, of which 1,000,000 shares were authorized and two shares issued. However, your prior descriptions of the two preferred shares of preferred stock issued to New Century and Keystone indicate that they had different rights and terms compared to the 1,000,000 shares of preferred stock, as described on page 54. Thus, it appears that prior to June 5, 2009, there

were two classes of preferred stock. Please revise your Capitalization Table, or advise.

Principal Stockholders, page 45

18.   It appears your revised disclosure for Question 38(b) of Offering Circular Model A incorrectly lists the amount of securities held by management after the offering as 83,400 shares of common stock. Please revise page 45 accordingly.

Form 1-A
Financial Statements

General

19.   Please update your financial statements to comply with Form 1-A, part F/S.

Statements of Changes in Shareholders' Equity, page 52

20.   We reviewed your revisions to your statements of shareholders equity in response to our prior comments. We noted the following issues:
  •   At each period end, the value for common shares at par value should be the number of shares outstanding times the par value of $0.01 (i.e. at March 31, 2009, this amount would be $1,044,883).
  •   The amount presented in 2008 and 2009 for stock issuances appear to have been issued at par based on the statements of cash flows. Thus, there should not be an amount included in additional paid-in capital (i.e. $16,500 in 2008 and $2,000 and $14,000 in 2009 should be removed)
  •   At each period end, the amount presented for common stock at par is not included on your balance sheet (i.e. at March 31, 2009, this amount would be $1,044,883).
  •   Your statement of shareholders equity does not cross-foot in several instances.
  Please revise your statements of shareholders equity to address the items noted above.

Exhibits

Exhibit 15(d) Board Resolution to rescind preferred shares dated June 5, 2009

21.   We reviewed your response to our prior comment 39. We were unable to locate Exhibit 15(d) as indicated in your response, thus the comment will be reissued. Please amend your Offering Statement to provide the Board authorization that includes the signature of the preferred shareholders (i.e. Exhibit 15(d)).

Mr. Bruce Dugan, CEO
Inicia Incorporated
October 22, 2009
Page 6

<p style="text-align:center">Closing Comments</p>

As appropriate, please amend your offering statement in response to the comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Blaise Rhodes, the primary accounting examiner for this filing, at (202) 551-3774 or Brian Bhandari, Accounting Branch Chief at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, the primary legal examiner for this filing, at (202) 551-3297 or James Lopez, Legal Branch Chief, at (202) 551-3536 with other questions.

Sincerely,

John Reynolds
Assistant Director

cc: M. David Sayid
        Fax (212) 247-7535